UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

REPUBLIC BANCORP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760281 204
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-l(b)
[ ] Rule 13d-l(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760281 204

(1)	Names of Reporting Persons	Steven E. Trager

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:
	(5) Sole Voting Power	124,657.5	(1)(2)
	(6) Shared Voting Power	8,506,665.4	(1)(3)
	(7) Sole Dispositive Power	124,657.5	(1)(2)
	(8) Shared Dispositive Power	8,506,665.4	(1)(3)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	8,631,322.9	(1)(2)(3)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	49.3	(4)

(12)	Type of Reporting Person (See Instructions)	IN
----------

(1) Reflects a stock dividend declared on January 21, 2005, of .05 shares of Class A Common Stock per outstanding share of Class A Common Stock and .05 shares of Class B Common Stock per outstanding share of Class B Common Stock, paid to holders of record on March 25, 2005.

(2) Includes 15,434 shares of Class B Common Stock held by the reporting person and 1,102 shares of Class B Common Stock held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 16,537 shares of Class A Common Stock that can be acquired under currently exercisable options, 2,028.5 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 6,870 shares of Class A Common Stock held in the Issuer’s 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the ESOP as of December 31, 2005, for which the reporting person has not yet received a plan statement.

(3) Includes 6,508,731 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 842,292 shares of Class B Common Stock held of record by Teebank, 680,334 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 152,441 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner, and trusts for the benefit of, among others, the reporting person, his wife and the reporting person’s two minor children, are limited partners, of Teebank and Jaytee. Also includes 157,727.4 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative and Investment Committees. Also includes 6,783 shares of Class A Common Stock held by Mrs. Steven E. Trager. Also includes 158,357 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c) (3) corporation of which the reporting person is a director.

CUSIP NO. 760281 204

(4) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2005 (16,494,429) plus the securities beneficially owned by the reporting person that are currently exercisable for or convertible into shares of Class A Common Stock (1,027,806).

ITEM 1(a). NAME OF ISSUER:

Republic Bancorp, Inc.

ITEM l(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

601 West Market Street
Louisville, Kentucky 40202

ITEM 2(a). NAME OF PERSON FILING:

Steven E. Trager

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

601 West Market Street
Louisville, Kentucky 40202

ITEM 2(c). CITIZENSHIP:

U.S.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Class A Common Stock, no par value per share

ITEM 2(e). CUSIP NUMBER:

760281 204

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER
          THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. ( )

CUSIP NO. 760281 204

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in item 1.

(a) Amount Beneficially Owned: Steven E. Trager is the beneficial owner of 8,631,322.9 shares of Class A Common Stock of Republic Bancorp, Inc.(1)(2)(3)

(b) Percent of Class: Steven E. Trager is the beneficial owner of 49.3% of the Class A Common Stock of Republic Bancorp, Inc.(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

124,657.5(1)(2)

(ii) Shared power to vote or to direct the vote

8,506,665.4(1)(3)

(iii) Sole power to dispose or to direct the disposition of

124,657.5(1)(2)

(iv) Shared power to dispose or to direct the disposition of

8,506,665.4(1)(3)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

----------

(1) Reflects a stock dividend declared on January 21, 2005, of .05 shares of Class A Common Stock per outstanding share of Class A Common Stock, and .05 shares of Class B Common stock per outstanding share of Class B Common Stock, paid to holders of record on March 25, 2005.

(2) Includes 15,434 shares of Class B Common Stock held by the reporting person and 1,102 shares of Class B Common Stock held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 16,537 shares of Class A Common Stock that can be acquired under currently exercisable options, 2,028.5 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 6,870 shares of Class A Common Stock held in the Issuer’s 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the ESOP as of December 31, 2005, for which the reporting person has not yet received a plan statement.

(3) Includes 6,508,731 shares of Class A Common Stock held of recor d by Teebank, 842,292 shares of Class B Common Stock held of record by Teebank, 680,334 shares of Class A Common Stock held of record by Jaytee, and 152,441 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner, and trusts for the benefit of, among others, the reporting person, his wife and the reporting person’s two minor children, are limited partners, of Teebank and Jaytee. Also includes 157,727.4 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative and Investment Committees. Also includes 6,783 shares of Class A Common Stock held by Mrs. Steven E. Trager. Also includes 158,357 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

CUSIP NO. 760281 204

(4) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2005 (16,494,429) plus the securities beneficially owned by the reporting person that are currently exercisable for or convertible into shares of Class A Common Stock (1,027,806).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The reporting person and Bernard M. Trager, as co-general partners, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee (each of which is a beneficial owner of more than five percent of the class). The reporting person, with Bernard M. Trager, Jean S. Trager and Shelley Trager Kusman, the other directors of Trager Family Foundation, Inc. may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 6,783 shares of Class A Common Stock, Mrs. Steven Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Bernard M. Trager, Scott Trager and Sheldon G. Gilman as trustee (each a beneficial owner of more than five percent of the class), among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee.

Members of the Administrative Committee of the ESOP may have the power to direct the receipt of dividends from, or proceeds from the sale of such securities. In addition, participants in the ESOP may have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of such securities.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
         ON BY THE PARENT HOLDING COMPANY.

If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this Schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

CUSIP NO. 760281 204

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006                           /s/ STEVEN E. TRAGER

         Steven E. Trager